Exhibit 99.1

MARCH 10, 2026: HOTEL101 GLOBAL OFFICIALLY UNVEILS THE 680-ROOM

HOTEL101-MADRID, SPAIN - opens to the public Today, March 10, 2026

Customers starting today March 10, 2026 can now book a room at
Hotel101-Madrid via the Hotel101 App or via several hotel booking platforms

PRIME SITE; HOTEL101-MADRID IS LOCATED AT AV. FUERZAS ARMADAS 328,

VALDEBEBAS, MADRID; HOTEL101-MADRID FEATURES 680 ROOMS WITH

AMENITIES INCLUDING SWIMMING POOLS, FUNCTION ROOMS, A BUSINESS CENTRE AND A GYM

The 680-room Hotel101-Madrid is now open for bookings in the dynamic Valdebebas district of Madrid, beside the iconic Ciudad Real Madrid training complex and in close proximity to the new Formula 1 Madrid Grand Prix circuit.

Hotel101-Madrid, with 680 rooms, is one of the Top 5 largest hotels in Spain in terms of room count.

HOTEL101-MADRID OPENS TO THE PUBLIC TODAY

Actual photo of the lobby of 680-room Hotel101-Madrid

March 10, 2026 – Hotel101 Global Holdings Corp. (NASDAQ Ticker: HBNB) (“Hotel101” or “Hotel101 Global”), a leading asset-light, prop-tech hospitality platform listed on the Nasdaq Stock Exchange pioneering a global standardized “condotel” business model and a subsidiary of Philippine-listed DoubleDragon Corporation (PSE Ticker: DD), announces the official opening and unveiling of Hotel101-Madrid, its first European project.

The 680-room Hotel101-Madrid is now open for bookings in the dynamic Valdebebas district of Madrid, directly beside the iconic Ciudad Real Madrid training complex and in close proximity to the new Formula 1 Madrid Grand Prix circuit. This landmark opening represents a historic milestone for Hotel101 Global and is set to make history as the first-ever Filipino homegrown hotel brand to operate overseas.

Hotel101-Madrid, with 680 rooms, is one of the Top 5 largest hotels in Spain in terms of room count.

Strategically located just minutes from Adolfo Suárez Madrid-Barajas International Airport, across the Valdebebas train station and close to IFEMA, one of the largest convention complexes in Spain, Hotel101-Madrid offers exceptional connectivity and easy access to the city centre, business districts and major attractions. It is ideally positioned to serve both leisure and business travelers seeking modern, affordable and high-quality accommodations in Spain’s vibrant capital.

Key Location Advantages:

●	Prime Valdebebas Position: In close proximity to Adolfo Suárez Madrid-Barajas International Airport and IFEMA, with excellent public transport links and free-flowing access to the city centre.

●	Adjacent to World-Class Sports Venues: Located beside the famous Ciudad Real Madrid (Real Madrid’s training complex) and in close proximity to the new Formula 1 Madrid Grand Prix circuit — a unique advantage for sports fans and major event attendees.

●	Proximity to Major Attractions & Events: Ideal base for visitors attending world-class events, business meetings and tourism activities in Madrid.

Hotel101-Madrid features its signature “HappyRoom” units, each equipped with a kitchenette, and offers 4-star amenities at affordable prices. Amenities include swimming pools, function rooms, a business centre, a full-size gym, the all-day dining restaurant HBNB Kitchen operated by the award-winning Grupo La Sucursal from Valencia, a convenience store, a laundry room, over 200 parking spaces and a 24/7 reception — offering guests the consistent Hotel101 experience found at Hotel101 properties globally.

The hotel is now operational and is expected to begin generating recurring revenue, forming a key part of Hotel101 Global’s global expansion strategy.

About Hotel101 Global

Listed on Nasdaq (Ticker: HBNB) with a market capitalization of approx. US$1.9 billion as of March 9, 2026. Hotel101 is an asset-light, prop-tech hospitality platform pioneering a global standardized “condotel” business model. Hotel101 aims to disrupt the global hotel and hospitality sector through its unique tech-enabled business model that positions it to generate revenues twice: first from the advance sale of individual hotel units during the construction phase; and second, from long-term recurring revenue derived from day-to-day hotel operations. The expansion of Hotel101 towards its long-term goal and vision to operate 1 million rooms in 100 countries globally is expected to be driven mainly by joint ventures and license agreements with local developers in various countries worldwide.

Below is the actual exterior photo of the 680-room Hotel101-Madrid, Spain (opens to the public today, March 10, 2026)

Actual photos of the main entrance and lobby of the 680-room Hotel101-Madrid

Below are actual exterior and interior photos of the 680-room Hotel101-Madrid, Spain (opens to the public today, March 10, 2026)

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “set,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning anticipated revenues, the location, expected number of rooms and expected project completion dates, HBNB’s goals and vision, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, manage future growth, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, who may have interests different from and may take actions that adversely affect the HBNB Group; risks relating to project cost and completion; risks relating to the HBNB Group’s sources of cash and cash resources; risks relating to offering deferred payment schemes, including the risk of customer default; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; any declines or disruptions in the travel and hospitality industries or economic downturn; applicable laws and regulations to real estate development and marketing activities and hotel operation and management activities in the jurisdictions where the HBNB Group has operations or intends to expand into; and other risks and uncertainties discussed in HBNB’s Shell Company Report on Form 20-F and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

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